
Upright Investments Trust
Q1 & Q2 Board Meeting
May 26, 2022

<u>Minutes</u>


Attendees: Alice Chen, Evelyn Kung, Chao Cho (Marco) Yeh, Liz Hsu, David Chiueh
Date: Thursday May 26, 2022
Time: 5:30 -7:30 PM
Location: Online Google Meeting

I. **Contracts Renewal**
The Board approved the renewal of the Investment Advisory Contract and Administration Contract for October 1, 2022.

II. **Board Compliance Overview**
1) Filing of N-1A (Prospectus / SAI / Other Information).
   - This filing was ready but not yet filed because the auditor has not issued a letter of consent
   - The administration will continue to make filing compliances its top priority

   Evelyn suggests to look into provisions for filing extension of N-1A, and talk to the auditor about probable cost reimbursement for late issue of consent letter.

2) Upright Growth Fund had distribution of $0.56 per share on 12/29/2021, 99% of gains were from long term capital gain. Total distribution was $1,208,644.33.

III. **Fidelity Bond**
The Board approved the purchase of Fidelity Bond from Hartford Insurance to be effective on October 1, 2022.

IV. **Fund Taxes**
The following taxes were filed, some were delayed because the annual report was filed late, again due to the auditor not coming through on time.
   A. Federal tax, Form 1120-RIC, certified receipt
   B. State tax, Form 2017-CBT100, certified receipt
   C. Excise tax, Form 8316, certified receipt

V. **Employee Quarterly Transactions Report**
There access person submitted stock trades during the first two quarters of 2021. Please see separate attachments.

   Evelyn: 1) There should be documentation of transactions if there are trading activities and that Indeed is the practice.
   2) Suggests using a template to streamline transactions report. Right now only one access person reports occasional trading.

VI. **Semi-annual Report**



Hartford Financial Products
RENEWAL BINDER OF INSURANCE

9/28/2022

To: MARK LIFTMAN		From: MANDY SANDERS	
Firm:	THEODORE LIFTMAN INSURANCE INC	**Department:**	Financial Institution Fidelity
Address:	101 FEDERAL ST 22ND FLOOR	**Address:**	
City/State:	BOSTON, MA	**City/State:**	
Tel:	(617) 439-9595	**Tel:**	1-913-693-8561
E-mail:	MARK@LIFTMAN.COM	**E-mail:**	MANDY.SANDERS@THEHARTFORD.COM

Please read this document carefully. This temporary and conditional Binder of Insurance contains time sensitive requirements to maintain coverage.

Insured Name: **UPRIGHT INVESTMENT TRUST**
349 RIDGEDALE AVE.
EAST HANOVER, NJ 07936

Bond Number: 08 FI 0298267-22
Bond Period: 10/01/2022 - 10/01/2023
Binder Period: 10/01/2022 - policy issuance
Bond Form: Financial Institution Bond For Investment Company Bonds - IC00H00300 0607
Insuring Company: HARTFORD FIRE INSURANCE CO., an **Admitted** Company
Payment Terms: Within 30 days, and no later than 10/31/2022

Based upon the information provided regarding the above captioned account, we are pleased to provide you with the following temporary and conditional Binder for Insurance on behalf of the HARTFORD FIRE INSURANCE CO. **HARTFORD FIRE INSURANCE CO. is a member of The Hartford Insurance Group and is rated A+ (Superior), XV ($2 billion or more in capital and surplus and conditional reserves) by A.M. Best.**
Please note that this Insurer is admitted to provide this coverage in the state of NJ. It is your agency's/brokerage's responsibility to conform with the Laws & Regulations of the applicable jurisdiction, including, but not limited to, payment of premium taxes, procuring of affidavits and compliance with surplus lines laws.

Please be advised in those jurisdictions where countersignature is required, The Hartford will use its designated countersignature agent unless you request and receive authorization from The Hartford for use of an alternative countersignature agent. Responsibility for fees will be borne by you.

The Financial Institution Fidelity Department is an underwriting unit of Hartford Financial Products (HFP), one of the largest domestic providers of management liability insurance. HFP is a division of the member companies of The Hartford Financial Services Group, Inc. (NYSE:HIG). Through our individual underwriting units we offer a host of insurance products for management and professional liability including **Directors & Officers**, **Cyber Liability, Fiduciary/Fidelity**, **General Partnership**, **Errors and Omissions**, and **Employment Practices**. HFP is among the market leaders in providing innovative financial products including **Representations & Warranties**. If you would like to inquire further about any coverage listed above, please do not hesitate to contact us or to explore our web site at The Hartford.
We appreciate this opportunity to work with you and look forward to discussing this temporary and conditional binder in further detail.

LIMIT: $350,000	LIMIT OF LIABILITY	DEDUCTIBLE*
Insuring Agreement (I) – EMPLOYEE	$350,000	$0
Insuring Agreement (II) – PREMISES	$350,000	$10,000
Insuring Agreement (III) – TRANSIT	$350,000	$10,000
Insuring Agreement (IV) – FORGERY OR ALTERATION	$350,000	$10,000
Insuring Agreement (V) – SECURITIES	$350,000	$10,000
Insuring Agreement (VI) – COUNTERFEIT CURRENCY	$350,000	$10,000
Insuring Agreement (VII) – COMPUTER SYSTEMS FRAUD	$350,000	$10,000
Insuring Agreement (VIII) – VOICE INITIATED TRANSFER FRAUD	$350,000	$10,000
Insuring Agreement (IX) – TELEFACSIMILE INITIATED TRANSFER FRAUD	$350,000	$10,000
Insuring Agreement (X) – UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000
Insuring Agreement (XI) – AUDIT EXPENSE	$25,000	$0
Insuring Agreement (XII) – STOP PAYMENT	$25,000	$5,000
Insuring Agreement (XIII) – UNAUTHORIZED SIGNATURES	$350,000	$10,000

ANNUAL PREMIUM:**	$1,133

*   *Deductible: Each Claim inclusive of Claims Expenses..*
**   *Statutory taxes, fees and/or guarantee fund taxes and other applicable state specific premium surcharges are separate and in addition to the indicated premium.*

ADDITIONAL CONDITIONS	BOND BILLING INFORMATION
N/A	**Type:** Broker Bill Return Remittance to: **Via Check** (Made payable to Hartford Fire Insurance Company) Hartford Fire Insurance Company C/O Bank of America 3793 Collection Center Dr. Chicago, IL 60693 **Via Wire Transfer** ABA Number: 026-009-593 For Account: Hartford Fire Ins. Co. Account Number: 375-157-7481 Reference: 00 08 FI 0298267-22 UPRIGHT INVESTMENT TRUST For billing inquiries email us at HFP-Billing@thehartford.com.

RIDERS, EXCLUSIONS AND LIMITATIONS

Form Number	Name
IC00H00300	INVESTMENT COMPANY BOND
IC00M00500	AMEND B. NOTICE TO UNDERWRITER OF MERGERS, CONSOLIDATIONS OR OTHER ACQUISITIONS - AUTOMATIC COVERAGE FOR NEW INVESTMENT COMPANIES
IC00H00500	MANDATORY SIGNATURES
IC00H00700	SUBSIDIARY RIDER
IC00H02500	ADDING OR DEDUCTING INSUREDS RIDER
IC00H02600	AMEND NOTICE - PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER
HG00H12900	U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")
HR00H09300	PRODUCER COMPENSATION NOTICE

Note: Endorsement titles are used for ease of reference only. If you have questions regarding the scope of the above endorsements, please request a specimen copy using the corresponding form number above.

SUBJECTIVITIES

N/A

This is a temporary and conditional binder and is conditioned upon underwriter's **receipt, review and acceptance** of the additional information specified above. If any such information is not received, reviewed and accepted as indicated above, then we will take any and all action appropriate and allowed under state law, including but not limited to voiding *ab initio* and/or canceling this temporary and conditional binder and any policy issued pursuant thereto. In addition, if a warranty statement and/or a fully executed application is a required ten day subjectivity, a Prior Acts Exclusion will be added to the policy as indicated in the ENDORSEMENTS, EXCLUSIONS AND LIMITATIONS section. This exclusion will be removed upon the underwriter's timely receipt, review and acceptance of the warranty and/or application.

Please be aware that if prior to the effective date of the policy period there is: a) any material change in the information requested by and/or submitted to The Hartford, or b) any material change in the hazard or risk contemplated in this quotation, the applicant must advise The Hartford immediately and prior to the effective date of the policy period. The Hartford fully reserves its rights with respect to the acceptance or denial of this risk in the event of any of the above.

Additionally, please be aware that if prior to the effective date of binding coverage there is any claim made against any insured or any notice of potential claim, occurrence, circumstance or wrongful act given under the expiring policy (if applicable), then we will take any and all action appropriate and allowed under state law, including but not limited to voiding *ab initio* and/or canceling this temporary and conditional quote and binder issued pursuant thereto.

Sincerely,

MANDY SANDERS

Executive Underwriter